

Mail Stop 3561

September 13, 2016

Ronald J. Ricciardi
President and Chief Financial Officer
Saker Aviation Services, Inc.
20 South Street, Pier 6 East River
New York, New York 10004

   Re: Saker Aviation Services, Inc.
     Form 10-K for the Year Ended December 31, 2015
     Form 10-Q for the Quarterly Period Ended March 31, 2016
     Form 10-Q for the Quarterly Period Ended June 30, 2016
     Response dated September 6, 2016
     File No. 000-52593

Dear Mr. Ricciardi:

   We have reviewed your September 6, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Forms 10-Q for the Quarters Ended March 31, 2016 and June 30, 2016

Exhibits 31.1 and 31.2 Certifications

1. We have reviewed your response to our prior comment 1 which indicates you will include the requested disclosures in future filings. However, please note that amendments to your March 31, 2016 and June 30, 2016 Quarterly Reports on Form 10-Q are required to be filed as soon as practicable. As such, we have reiterated our previous comment as follows:

   Please revise the introduction to paragraph (4) to read as follows: "The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have…". In addition, please insert as paragraph 4(b) the required language pertaining to your designing such internal control over financial reporting…for external purposes in accordance with generally accepted accounting principles." Reference is made to the entirety of paragraph 4 of Item 601(b)(31) of Regulation S-K. The quarterly reports should be amended to include in full, the interim financial statements under Item 1 and the controls and procedures section under Item 4 of the Form 10-Q. Please refer to analogous guidance in the Staff's Compliance and Disclosure Interpretations (C&DI's), Question No. 246.13 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure